Exhibit 99.1

Canadian Zinc Reports Results for Third Quarter 2015

  Successful drill program at Prairie Creek leads to new resource estimate with a 32% increase in measured and indicated resource tonnage

CZN-TSX
CZICF-OTCQB

VANCOUVER, Nov. 13, 2015 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) ("the Company" or "Canadian Zinc") reports its results for the three and nine month periods ended September 30, 2015.

This press release should be read in conjunction with CZN's Management's Discussion and Analysis (MD&A) and interim Financial Statements for the period ended September 30, 2015, which are available on the Company's website at www.canadianzinc.com, or under the Company's profile on SEDAR (www.sedar.com).

Financial Results

During the first nine months of 2015, Canadian Zinc invested $7.0 million on exploration and development programs at its Prairie Creek Project, which investment was expensed in accordance with the Company's accounting policy.

For the three and nine month periods ended September 30, 2015, the Company reported a net loss of $1,778,000 and $8,213,000 respectively, compared to a net loss of $3,659,000 and $8,757,000 for the same periods ended September 30, 2014.

At September 30, 2015, the Company had cash and cash equivalents of $2,327,000, short term investments of $23,000, and marketable securities of $300,000 and a positive working capital balance of $2,655,000. The Company also had restricted cash of $2,075,000, which increased from $525,000 at December 31, 2014, as security of $1,550,000 was posted with the Government of the Northwest Territories as financial assurance in respect of existing reclamation obligations following approval by the Mackenzie Valley Land and Water Board in August 2015.

Prairie Creek Project

The Company's activities on the Prairie Creek Project over the third quarter and first nine months of 2015 have been working to improve the project economics by increasing the mine life; defining the capital cost required to place the mine into production; refining the projected mine operating costs; and developing a transportation plan and marketing strategy for the Prairie Creek concentrate production. Notable progress has been made on all of these items over the past year.

New Mineral Resource Highlights

A new mineral resource estimate completed by AMC Mining Consultants ("AMC") in September 2015 has demonstrated an increase in overall resource tonnages in the Indicated and the Inferred categories. The new September 2015 mineral resources estimate, with increases in both the vein and stockwork tonnages in the indicated categories, will increase the life-of-mine potential, compared to the 2012 resource estimate included in the Preliminary Feasibility Study ("PFS") completed by SNC-Lavalin in 2012.

  Total Measured and Indicated Resource tonnages increased by 32% to 8.7 million tonnes at combined grade of approximately 19% Pb and Zn plus 136 g/t Ag.
  Total Inferred Resource tonnages remained relatively unchanged with an increase in Stockwork replacing upgraded Main Quartz Vein resource.

PRAIRIE CREEK RESOURCE ESTIMATE: SEPTEMBER 2015
	TONNES	Zn %	Pb %	Ag g/t
MAIN QUARTZ VEIN (MQV)
MEASURED	1,313,000	13.2	11.5	211
INDICATED	4,227,000	9.2	11.6	168
TOTAL MQV MEASURED & INDICATED	5,540,000	10.16	11.56	178
TOTAL MQV INFERRED	5,269,000	12.9	8.7	199

STOCKWORK (STK)	TONNES	Zn %	Pb %	Ag g/t
MEASURED	169,000	12.6	5.3	116
INDICATED	1,953,000	6.6	3.5	61
TOTAL STK MEASURED & INDICATED	2,122,000	7.12	3.64	66
TOTAL STK INFERRED	1,610,000	6.2	4.6	70

STRATABOUND (SMS)	TONNES	Zn %	Pb %	Ag g/t
MEASURED	0	0.0	0.0	0
INDICATED	1,042,000	10.8	5.2	54
TOTAL SMS MEASURED & INDICATED	1,042,000	10.8	5.2	54
TOTAL SMS INFERRED	170,000	11.2	6.3	60

Notes: Estimated at a cut-off grade of 8% Zn-Eq based on prices of US$1.00/lb for both zinc and lead and US$20/oz.
for silver, with average processing recovery factors of 78% for Zn, 89% for Pb and 93% for Ag, and average payables of 85% for Zn, 95% for Pb and 81% for Ag. The September 2015 Prairie Creek mineral resource estimate presented in the preceding table was completed by AMC [Gregory Z. Mosher P.Geo., Qualified Persons as defined by NI 43-101] and reported in the Company's September 17, 2015 press release. The new mineral resource updates the previous resource estimate reported in March, 2015 which updated the resource estimate reported in June, 2012, which was incorporated into the 2012 Preliminary Feasibility Study.

Underground Exploration Program

Canadian Zinc completed its 2015 underground exploration diamond drill program at the Prairie Creek Mine at the end of June. The exploration program was carried out from three, 50-metre spaced, underground drill stations on the decline from the end of the existing 870 metre development level and totaled 5,484 metres of diamond drill coring in 21 drill holes.

The results of the 2015 underground exploration drilling program have been very positive, with all holes intercepting the MQV structure and/or Stockwork mineralization, with some excellent grades and widths. The objectives of testing for new areas of mineralization in proximity to the existing underground workings and increasing the projected life of the mine by converting part of the currently Inferred Resource to an Indicated category have been met.

Some of the highlights of the 2015 diamond drilling program include:

  A previously unknown quartz vein fault structure was discovered in the footwall of the MQV. This second vein system has been intersected in five holes and appears to be defining a structural transition zone which offsets the general strike trend of the upper part of the MQV.
  Numerous holes intersected extensions to the previously known STK zone, which occurs mostly outside, but adjacent to, the calculated Indicated Resource. These intersections will add to the STK resource. The STK intercepted and sampled during this drill program has also indicated areas within this resource of significant grades and widths that could be targeted for early selective mining.
  Detailed underground chip sampling of the Northwest Drift in the 870m Level workings returned composite grades of 5.6% Pb, 14.2% Zn and 119 g/t Ag across a true width of 4.4m along the strike length of 71.8m further demonstrating the potential for early, selective mining of the STK mineralization.
  Mineralization remains open to the north into the already defined Inferred Resource.

Results from the underground exploration program were reported in the Company's press releases dated May 5, 2015; June 9, 2015; June 23, 2015 and August 11, 2015.

Transportation Studies – Evaluation of Possible All Season Road

The transportation plan utilized in the 2012 PFS envisaged the use of the access road from the mine site to the Liard Highway only in the winter months of each year, both for the outbound transportation of concentrates and for the inbound transportation of equipment and supplies, including diesel fuel.

Over the past year, Canadian Zinc has been working to identify optimum transportation routes and methods, along with the associated costs, in pursuit of possible improved economics. Consideration is now being given to the construction and use of an all season road which would enable the transportation of both supplies and concentrates in smaller volumes spread throughout the year.

In 2014, the Company submitted an application to the Mackenzie Valley Land and Water Board and to Parks Canada for Land Use Permits to permit the possible future upgrade of the current winter access road to all season use. The application is now undergoing environmental assessment before the Mackenzie Valley Review Board ("MVRB"). In April 2015, Canadian Zinc submitted its Developer's Assessment Report ("DAR") to the MVRB. The MVRB completed a preliminary review of the DAR in response to which the Company provided supplementary information to the MVRB partly in a DAR Addendum, which was filed in September 2015, to be followed by additional terrain analysis data to be submitted in November 2015.

Use of an all season road to Prairie Creek would have significant financial savings in working capital and in energy and financing costs, but at some additional capital costs, and would enable the consideration of more environmentally friendly alternative energy sources. There would be much less traffic in winter, and therefore a lower risk of any accidents or spills. The road could also provide the potential to promote tourism in the area and thus create long term benefits for the region.

Prairie Creek Permitting Update

In June 2015, the Mackenzie Valley Land and Water Board approved the Company's application that the Type "A" Water Licence be held in abeyance until more certainty develops around the actual commencement of construction and the mine development schedule and also approved the Company's applications for amendments to the timing schedules of the various reclamation security deposits to be provided under the Water Licence and the Land Use Permit. Following this approval, security deposits totaling $1.55 million were deposited with the Government of the Northwest Territories in August of 2015 to increase the financial assurance relating to current reclamation and closure obligations of the Prairie Creek Mine site as it now exists with its current infrastructure under the Company's existing surface leases, land use permits and Type "B" Water Licence.

Canadian Zinc and Parks Canada have signed a Memorandum of Understanding Phase III ("MOU") regarding the operation and development of the Prairie Creek Mine and the management of Nahanni National Park Reserve. The Phase III MOU, which is valid for five years from November 2015, renews the previous MOUs signed between the Parties in 2008 and 2012. In the renewed MOU, Parks Canada and Canadian Zinc agree to work collaboratively, within their respective areas of responsibility, authority and jurisdiction, to achieve their respective goals of managing Nahanni National Park Reserve and an operating the Prairie Creek Mine. The Parties agree to make every reasonable effort to address issues of common interest and build a strong working relationship, including convening a Technical Team, which will, among other things, better identify, define and consider issues of common interest including, among other things, development and use of the access to and from the Prairie Creek Mine through Nahanni National Park Reserve and operation of the Prairie Creek Mine.

Newfoundland Properties

Canadian Zinc owns an extensive land package in central Newfoundland that includes three major Volcanogenic Massive Sulphide ("VMS") projects, each with defined deposits, which are being explored by Canadian Zinc.

The Company's exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing mine at Buchans or the Duck Pond Mine, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

During the third quarter, Canadian Zinc continued its review and compilation of all recent and historical data which will assist in further defining drill targets and prioritize the numerous VMS prospects for future exploration.

Outlook

Canadian Zinc's 2015 underground exploration drilling program at Prairie Creek has been completed. The objective of increasing the life of the mine by the discovery of new areas of mineralization in proximity to the mine workings and by converting part of the currently Inferred Resource to an Indicated category has been achieved.

The very encouraging results of the underground drill program have been incorporated into the updated September 2015 mineral resource estimate. An updated mineral reserve is now being completed around which a revised mine plan is being designed.

The new mineral reserve estimate, revised mine plan, modified process flow-sheet, expected treatment charges and penalties, and updated estimate of capital costs will enable production of a new and updated economic model for the Prairie Creek Mine. This will form the basis of an updated preliminary feasibility study, which will also include an evaluation of the integration of an all season road into the Prairie Creek Project.

It was planned that this updated preliminary feasibility study, intended to support the financing required to complete the development and construction of the project and place the Prairie Creek mine in to production, would be completed later this year. However the considerable increase in mineral resources following the successful underground exploration program has necessitated a major revision to the mine plan and this work is still ongoing. In addition, the work to finalize the design and cost estimates of the potential all season access road has not yet been completed pending generation of the terrain analysis data requested by the MVRB which is to be submitted by the end of November 2015.

Metal prices play a very significant part in the financing and development of the Prairie Creek Project and Canadian Zinc watches commodity prices, especially lead and zinc, very closely to see where and when stability and a discernable outlook might emerge. Obviously, it is desirable that the updated prefeasibility study be completed incorporating as comprehensive and up-to-date information as possible Canadian Zinc therefore plans to complete the updated pre-feasibility study when all the information is available and the timing is considered appropriate.

At September 30, 2015, Canadian Zinc had working capital of $2.70 million and expects it will be able to meet its current commitments and continue its planned 2015 programs. The Company has sufficient cash and short-term investments to continue as a going concern for the ensuing twelve months. Additional financing will be required to continue the development of the Prairie Creek Project. The ability to raise any financing is impacted by conditions beyond the control of the Company, including prevailing commodity prices, continued uncertainty in the capital markets and the current lack of investor interest in the resource sector.

Careful management and preservation of cash is a top priority. Site programs have been reduced to a minimum. Cost reduction measures have been implemented across the Company, including reductions in staff, corporate salaries and expenses and directors fees.

During the third quarter of 2015, zinc prices fell 18% from a high of US$0.92/lb. to approximately US$0.75/lb. by the end of the quarter while LME and SHFE zinc warehouse stock levels rose 17% from 686,000 tonnes to approximately 803,000 tonnes. Lead prices followed a similar, but less dramatic, pattern falling from US$0.84/lb. to US$0.76/lb. in the third quarter, while LME lead warehouse stock levels fell from 220,000 tonnes to 165,000 tonnes.

Notwithstanding the current weakness and volatility in most commodity prices, the long term outlook for the prices of both zinc and lead remains very favorable. The closures of the Century Mine in Australia and the Lisheen Mine in Ireland are imminent. With the recent announcements of production cutbacks by Glencore, and potentially by Nyrstar and Volcan, the zinc concentrate market appears to be tightening leading to lower treatment charges. The decline in the Canadian-US dollar exchange rate improves metal prices expressed in Canadian dollars and both of these economic factors impact favorably on Prairie Creek.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories. Canadian Zinc also owns an extensive land package in central Newfoundland that it is exploring for copper-lead-zinc-silver-gold deposits.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SOURCE Canadian Zinc Corporation

%CIK: 0000910569

For further information: John F. Kearney, Chairman, (416) 362-6686, 220 Bay Street, 12th Floor, Toronto, ON M5J 2W4, Fax: (416) 368-5344; Alan B. Taylor, Vice President Exploration & Chief Operating Officer, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Fax: (604) 688-2043, Tollfree:1-866-688-2001; Steve Dawson, Vice President, Corporate Development, (416) 203-1418, 220 Bay Street, 12th Floor, Toronto, ON M5J 2W4, Fax: (416) 368-5344, E-mail: invest@canadianzinc.com, Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 07:00e 13-NOV-15